Exhibit 99.1

MAZOR ROBOTICS LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Thursday October 8, 2015, at 4:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760 – 2000.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s Financial Statements for the year ended December 31, 2014 and Annual Report for the year ended December 31, 2014;

2.
To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2015, and until the next Annual General Meeting of the Shareholders of the Company, and to receive information regarding their remuneration;

3.
To consider and act upon a proposal to re-elect Messrs. Jonathan Adereth, Ori Hadomi, Michael Berman and Ms. Sarit Soccary Ben-Yochanan, to hold office as directors for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders; Declarations of Director's Qualification attached hereto as Annex A.

4.
To approve a grant of options to purchase up to 60,000 of the Company’s ordinary shares (the “Options”) to Mr. Ori Hadomi, the Company’s Chief Executive Officer (the “CEO”). The Options shall vest and become exercisable in accordance with a four (4) year vesting schedule, commencing on the date of grant, so that upon the lapse of twenty four (24) months from the date of grant, fifty percent (50%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, six point twenty five percent (6.25%) of the shares underlying the Options shall vest. The exercise price of the Options is NIS 26.99 each, non-linked, which reflects the higher of (i) the average of the closing price per share in the Tel Aviv Stock Exchange during the 30 days preceding the date of the Board of Directors’ resolution to grant the Options to the CEO (the “Board Resolution”), or (ii) the closing price per share on the day prior the date of the Board Resolution.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on September 8, 2015, are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting or by electronic voting system. If voting by mail, the proxy must be received at our registered office in Israel at least six hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”)and wish to vote, either by proxy or in person by attending the meeting or by electronic voting system via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting. you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the proxy card. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,
Jonathan Adereth
Chairman of the Board of Directors
September 3, 2015

PROXY STATEMENT
MAZOR ROBOTICS LTD.
Corporation no: 51-300904-3
  HaEshel 7, Caesarea

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OCTOBER 8, 2015

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Mazor Robotics Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on October 8, 2015, at 4:00 p.m. (Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until October 15, 2015 at 4:00 p.m. Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of Proposals 2 and 3 described hereinafter pursuant to the Israeli Companies Law, 5799-1999 (the “Companies Law”), requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter a “Simple Majority”).

Proposal 4 described hereinafter pursuant to the Companies Law, requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a “Personal Interest” (as such term is defined hereinafter) in the approval of the proposal who participate in the vote (abstentions will not be taken into account); or the total number of votes of the shareholders referred to above that are voted against the proposed resolution does not exceed two percent (2%) of the Company`s total voting rights. “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer and exclusive of a personal interest that stems from the fact of holding shares in the Company, including the personal interest of a person who votes by virtue of a power of attorney given him by another person, even if the other person does not have a personal interest, and the vote of a person who was given a power of attorney by a person who has a personal interest shall also be deemed the vote of a person with a personal interest, irrespective of whether the person who votes has or does not have direction.

Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with the proposal to approve a grant of options to the Company’s CEO as stated above (please see the definition of the term “Personal Interest” hereinabove). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to the proposal, their vote will be disqualified.

PROPOSAL 1
DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2014

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Statement of Financial Position as of December 31, 2014 and the Consolidated Statements of Comprehensive Income for the year then ended.

The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

PROPOSAL 2
APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY AND TO RECEIVE INFORMATION REGARDING THE REMUNERATION.

Under the Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International (“Somekh Chaikin”), as the independent certified public accountants of the Company for the year ending December 31, 2015, and until the next annual general meeting of the shareholders of the Company.

The Board of Directors believes that the selection of Somekh Chaikin as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2015, and until the next annual general meeting of the Company’s shareholders”.

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors recommends that the shareholders vote FOR approval of the appointment of Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2015, and until the next annual general meeting of the Company’s shareholders.

PROPOSAL 3
RE-ELECTION OF DIRECTORS

The board of directors of the Company has selected the persons named below for re-election as directors to serve for an additional term commencing on the date of the Meeting until the next Annual General Meeting. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the board may propose. The following nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

The components and terms of employment of the company's five most highly compenstated executive officers, are detailed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 as filed on April 29, 2015 with the U.S. Securities and Exchange Commission (“SEC”) on EDGAR - http://www.sec.gov/edgar.shtml (Reference: 001-35920), and on April 30, 2015 on the TASE Magna website as noted below (Reference: 2015-02-008904).

Messrs. Jonathan Adereth, Ori Hadomi and Michael Berman, Ms. Sarit Soccary Ben-Yochanan (the “Re-Elected Directors”) have attested to the Board of Directors and the Company that they meet all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunde.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years:

Nominee	Age	Principal Occupation
Mr. Jonathan Adereth	68
Mr. Adereth has been serving as the chairman of the Company's Board of Directors since December 2007. Since February 2012, Mr. Adereth has been serving as a director and later as a chairman of UCCare Ltd., an Israeli company in the field of prostate cancer detection and treatment. Since May 2009, Mr. Adereth has been serving as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of dose reduction in computed tomography. From October 2004, Mr. Adereth has been serving as a board member of UltraSPECT Ltd., an Israeli company in the field of dose reduction in Nuclear Medicine. From 1994 to 1998, Mr. Adereth served as the Chief Executive Officer and President of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of CT and MRI systems. Mr. Adereth is also a director of several private companies in the fields of technology, biotech, and medical devices. Mr. Adereth holds a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

Mr. Ori Hadomi	48
Mr. Hadomi has been serving as the Company's Chief Executive Officer and a member of the Company’s board of directors since January 2003. Prior to joining the Company, Mr. Hadomi served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). Mr. Hadomi holds a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

Ms. Sarit Soccary Ben-Yochanan	43
Ms. Soccary has been serving as a director of the Company since October 2006. Since July 2013, Ms. Soccary has been serving as the vice president of strategy and business development for Syneron Medical Ltd. (NASDAQ: ELOS). Until July 2013, Ms. Soccary had been serving as the chief executive officer of Gefen Biomed Investments Ltd., an Israeli public company. Ms. Soccary also serves as a director of Proteologics Ltd., an Israeli public biotech company, and as a director of several private companies in the fields of technology and healthcare. Ms. Soccary holds a B.A. and a M.A. in economics from Tel Aviv University.

Mr. Michael Berman	58
Mr. Berman has been serving as a director of the Company since February 2014. Mr. Berman is a medical device entrepreneur and investor. He is a co-founder of eight medical device companies and is currently an active board member of several health care companies. Additionally, he was also a co-founder of Velocimed and BridgePoint Medical as well as a board member of Lutonix. From 1995 to 2000 Mr. Berman was the President of the cardiology business of Boston Scientific. Mr. Berman received his B.S. and M.B.A. degrees from Cornell University.

The re-elected directors will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on September 13, 2011 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-elect Messrs. Jonathan Adereth, Ori Hadomi and Michael Berman and Ms. Sarit Soccary Ben-Yochanan as directors of the Company until the next Annual General Meeting of the Company’s shareholders and until their successors have been duly elected”.

Vote for each of the re-elected directors will be individual.

The election of the re-elected directors as directors requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL 4

APPROVE A GRANT OF OPTIONS TO PURCHASE UP TO 60,000 OF THE COMPANY’S ORDINARY SHARES TO MR. ORI HADOMI, THE COMPANY’S CEO.

To approve a grant of options to purchase up to 60,000 of the Company’s Ordinary Shares (the “Options”) to Mr. Ori Hadomi, the Company’s Chief Executive Officer (the “CEO”), according to the resolution of the Compensation Committee dated July 15, 2015 and the resolution of the Board of Directors dated July 15, 2015.

The Options shall vest and become exercisable in accordance with a four (4) year vesting schedule, commencing on the date of grant, so that upon the lapse of twent four (24) months from the date of grant, fifty percent (50%) of the shares underlying the Options shall vest, and thereafter, upon the lapse of each calendar quarter, six point twenty five percent (6.25%) of the shares underlying the Options shall vest. The exercise price of the Options is NIS 26.99 each, non-linked, which reflects the higher of (i) the average of the closing price per share in the Tel Aviv Stock Exchange during the 30 days preceding the date of the Board of Directors’ resolution to grant the Options to the CEO (the “Board Resolution”), or (ii) the closing price per share on the day prior the date of the Board Resolution.

It is hereby clarified that as of the date hereof, the CEO holds 74,229 Ordinary Shares, par value NIS 0.01 each of the Company  and options to purchase 324,057 Ordinary Shares under the Company’s Employee Option Plan, which constitute collectively, as of the date hereof, 0.8% of the issued and outstanding share capital of the Company, on a fully diluted basis.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve a grant of 60,000 Options to the CEO.”

Pursuant to the Companies Law, approval of a grant of Options to purchase Ordinary Shares of the Company to the CEO requires the affirmative vote of a simple majority of the shares present at the Meeting, in person or by proxy, and voting thereon.

The above majority must include a majority of the total votes of shareholders who are not controlling shareholders in the Company or shareholders who do not have a “Personal Interest” (as such term is defined above) in the grant of the Options to the CEO, who participate in the vote (abstentions will not be taken into account).

The Board of Directors recommends a vote FOR approval of a grant of 60,000 Options to purchase 60,000 Ordinary Shares of the Company to the CEO.

The Companies Law allows our Board of Directors to approve the grant of Options to the CEO even if it was not approved by our shareholders, provided that our Compensation Committee and thereafter the Board of Directors have decided to reapprove the said grant, based on detailed reasoning, and after having reexamined the proposal, and taken, inter alia, the shareholder rejection into consideration.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company office at HaEshel 7, Caesarea, Israel (telephone number: 972-4-6187100, facsimile number: 972-4-6187111).

ADDITIONAL INFORMATION
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED SEPTEMBER 3, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SEPTEMBER 3, 2015 AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

MAZOR ROBOTICS LTD.
Sharon Levita, Chief Financial Officer

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Adereth (Family Name), Jonathan (First Name), 007561137 (Personal I.D. Number)* residing at the following address: Israel (Country), Haifa (City/Town), 47 Hof HaShenhav st. (Address);

Hereby declare as follows –

1.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

2.	I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed below:

I serve as the chairman of the Company's Board of Directors since December 2007. Since February 2012, I serve as a director and later as a chairman of UCCare Ltd., an Israeli company in the field of prostate cancer detection and treatment. Since May 2009, I serve as the chairman of Medic Vision Imaging Solutions Ltd., an Israeli company in the field of dose reduction in computed tomography. From October 2004, I serve as a board member of UltraSPECT Ltd., an Israeli company in the field of dose reduction in Nuclear Medicine. From 1994 to 1998, I served as the Chief Executive Officer and President of Elscint Ltd. (NYSE: ELT), a global developer and manufacturer of CT and MRI systems. I hold a B.Sc. degree in Physics from the Technion - Israel Institute of Technology.

3.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size of the Company.

4.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

4.1.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

4.1.1.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

4.1.2.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

4.2.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

4.3.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

4.4.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

Signature: /s/ Jonathan Adereth

Date: September 1, 2015

Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Hadomi (Family Name), Ori (First Name), 22936025 (Personal I.D. Number)* residing at the following address: Israel (Country), Ramat Hasharon (City/Town), 37 Vitkin Street (Address);

Hereby declare as follows –

5.	I am qualified to serve as director of Mazor Robotics Ltd.(the "Company");

6.	I possess the qualifications required to carry out the position of director of the Company. My qualifications, education and experience is detailed below:

I have been serving as the Company's Chief Executive Officer and as a member of the Company's Board of Directors since January 2003. Prior to joining the Company, I served as the chief financial officer and vice president of business development of Image Navigation Ltd. (formerly known as DenX Medical Software Systems Ltd.). I hold a B.A. in chemistry with a minor in economics, as well as a M.Sc. in industrial chemistry and business administration from the Hebrew University, Jerusalem.

7.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

8.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply regarding my appointment as director:

8.1.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

8.1.1.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

8.1.2.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

8.2.
I have not been convicted in the past five years of an offense not enumerated in subsection (a) which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

8.3.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not imposed means of enforcement prohibit me serving as Director under that decision.

8.4.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

Signature: Ori Hadomi

Date: August 31, 2015

Declaration of Independent Director's Qualification

I, the undersigned, Berman (Family Name), Michael (First Name), 011588076 (Personal I.D. Number)* residing at the following address: Israel (Country), Tel-Aviv (City/Town), 3/315 Antokolski St. (Address);

Hereby declare as follows –

9.	In this declaration, the meanings of the terms will be as follows:

9.1.	the "Company" - Mazor Robotics Ltd.

9.2.	the "Law" - the Israeli Companies Law – 1999.

9.3.	"Independent Director" – within its meaning in the Law.

9.4.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

9.5.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

9.6.	"Control" – within its meaning in the Securities Law.

9.7.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

10.	I am an Israeli resident and qualified to serve as External Director of the Company;

11.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

12.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

12.1.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

12.1.1.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

12.1.2.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

12.2.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

12.3.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not impose means of enforcement prohibiting me from serving as Director under that decision.

12.4.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

13.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

13.1.	My current main positions are:

I have been serving as a director in the Company since February 2014 and as the Chairman of Berman Medical

13.2.	My main positions in the past five years have been:

Board member of 10 healthcare companies, 8 private, 2 public: AngioSlide, Benechill, Cardiosonic, ClearCut, InspireMD, Intervalve, Rebiotix, Pharmacentra, PulmOne, Sonivie

13.3.	I work at:

Name of workplace: Berman Medical

Field of activity of this workplace: Investing in early stage medical companies

My position in this workplace: Chairman

13.4.	The places I have worked in the past two years:

Name of workplace:

Field of activity of this workplace:

My position in this workplace:

13.5.	My education:

BS Cornell University, 1979

MBA Cornell University, 1986

14.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

15.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

16.
Without derogating from the provisions of section 6 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 6 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: /s/ Michael Berman

Date: August 31, 2015

Declaration of Independent Director's Qualification

I, the undersigned, Soccary Ben-Yochanan (Family Name), Sarit (First Name), 29347333 (Personal I.D. Number)* residing at the following address: Israel (Country), Ramat HaSaron (City/Town), 12 HaAlyia st. (Address);

Hereby declare as follows –

17.	In this declaration, the meanings of the terms will be as follows:

17.1.	the "Company" - Mazor Robotics Ltd.

17.2.	the "Law" - the Israeli Companies Law – 1999.

17.3.	"Independent Director" – within its meaning in the Law.

17.4.
"Affiliation" – an employment relationship, commercial or professional ties in general or control, as well as service as an officer, other than service as Director appointed to serve as external director in a company about to offer shares to the public for the first time.

17.5.
"Other Body Corporate" – a body corporate, in which the Company or a controlling member thereof is a controlling member at the time of the appointment or during the two years before the time of the appointment.

17.6.	"Control" – within its meaning in the Securities Law.

17.7.	"Relative" – spouse, brother or sister, parent, parent's parent, offspring or the offspring, brother, sister or parent of the spouse or the spouse of each of these.

18.	I am an Israeli resident and qualified to serve as External Director of the Company;

19.
I am capable of dedicating the reasonable amount of time necessary for carrying out the position of Independent Director of the Company, with the attention, inter alia, to the Company's special requirements and to its size.

20.	None of the restrictions as set forth in Sections 226 , 226A and 227 of the Law apply to my appointment as a Director in the Company:

20.1.	I have not been convicted by a judgment in the past five years in a final court decision of any of the following crimes:

20.1.1.	Offenses under Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Israeli Penal Law, 5737 – 1977, and under Sections 52C, 52D, 53(a) and 54 of the Israeli Securities Law;

20.1.2.	Conviction by a court abroad for an offense of bribery, deceit, offenses of Directors in a body corporate or offenses of the use of inside information;

20.2.
I have not been convicted in the past five years of an offense not enumerated in subsection 4.1 which a court of law declared that due to its nature, severity or circumstances, I am ineligible to serve as director of a public company.

20.3.	The Administrative Enforcement Committee under Section 52FF(a) of the Securities Law – 1968, did not impose means of enforcement prohibiting me from serving as Director under that decision.

20.4.	I am an adult according to law and I have not been declared a legally incompetent or bankrupt.

21.	I possess the qualifications required to carry out the position of External Director of the Company. My qualifications, education and experience is detailed below:

21.1.	My current main positions are:

I have been serving as a director in the Company since October 2006. Since July 2013, I have been serving as the vice president of strategy and business development for Syneron Medical Ltd. (NASDAQ: ELOS)

My main positions in the past five years have been:

21.2.	Until July 2013: Chief Executive Officer of Gefen Biomed Investments Ltd., an Israeli public company.

Board member of Proteologics Ltd., an Israeli public biotech company, and board member of several private companies in the fields of technology and healthcare: Innovative Medical Equipment Ltd., Art Healthcare Ltd., Ati Cleantech Ltd., Bioxtreme Ltd., Novotyr Therapeutics Ltd., Phagolum Ltd., Pep2life Ltd., Tavor (I.T.N) Ltd.

21.3.	I work at:

Name of workplace: Syneron Medical Ltd

Field of activity of this workplace: Development of medical devices

My position in this workplace: Vice President of strategy and business development.

21.4.	The places I have worked in the past two years:

Name of workplace: Gefen Biomed Investments Ltd

Field of activity of this workplace: Incubation and investment in healthcare companies

My position in this workplace: Chief Executive Officer

21.5.	My education:

B.A. and an M.A. in economics from Tel Aviv University

22.
I am not a relative of a person controlling the Company, or at the date of my appointment or within the prior two years, I am, or my relatives, partners, employers, or anyone to whom I report directly or indirectly or entities under my control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company.

23.	I am not employed by the Securities Authority or by a Stock Exchange in Israel.

24.
Without derogating from the provisions of section 6 above, myself, my relative, partner, employer or person or anyone to whom I report directly or indirectly is subject to a body corporate of which I am a controlling member of have business or professional ties with a person to whom ties are prohibited under the provisions of section 6 – except for negligible ties, and also, I did not receive consideration in violation of the provisions of section 244(b) of the Law.

Signature: Sarit Soccary Ben-Yochannan

Date: September 3, 2015